BÖHLER UDDEHOLM


SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH, D.C.
202
SECTION

82-[4089]

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05007878

Tuesday, May 3rd, 2005
Tel: +43/1/7986901-707, Fax: +43/1/7986901-713
Rule 12g3-2(b) Submission of Böhler-Uddeholm AG
(the Company) File No. 82-[4089]

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our Press Release concerning the results for the first quarter of 2005 and a printed version of the quarterly report.

BÖHLER-UDDEHOLM announces the results for the first quarter of 2005 to the press and investors. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, +43 1 798 6901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler　　　　Sabrina Kaiser

Enclosures:

82-[4089]


RECEIVED
MAY 10 2005
202

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm announces results for the First Quarter of 2005:

- **Operating environment remains favourable**
- **Significant improvement in sales and earnings**
- **Order intake at record level**
- **Acquisition of Edelstahlwerke Buderus AG**

Vienna, 3 May 2005 – The Böhler-Uddeholm Group followed an all-time record year in 2004 by continuing its growth course during the first quarter of 2005. Sales, earnings and order intake rose significantly over the comparable prior year period. This development was supported by organic growth in a favourable operating environment as well as the acquisition of Villares Metals, since figures of this company were not included in the first quarter of 2004.

The current sound demand for specialty steel and specialty steel products led to a strong increase in order intake from 353.9 m€ in the first quarter of 2004 by 54% to 545.1 m€ for the first three months of 2005. This represents the highest value ever recorded by Böhler-Uddeholm during a single quarter. Order backlog reached 616.6 m€ as of 31 March 2005 and exceeded the comparable prior year level of 301.3 m€ by 105%.

Sales for the first three months of 2005 rose by 39% to 579.1 m€ from 416.4 m€ during the comparable period in 2004. Earnings before interest and tax (EBIT) totalled 69.3 m€ for the reporting period, representing an increase of 121% over the EBIT for the comparable 2004 period of 31.4 m€. The EBIT margin showed significant improvement with an increase from 7.5% to 12.0%.

Earnings before tax (EBT) rose from 23.7 m€ by 167% to 63.2 m€. The tax rate for the Böhler-Uddeholm Group equalled 28% for the first three months of 2005, compared to 35% for the first quarter of 2004. Net income for the period totalled 45.5 m€, for an substantial increase of 196% over the value for the comparable 2004 period of 15.4 m€.

Acquisition of Edelstahlwerke Buderus AG

During the first quarter of 2005, BÖHLER-UDDEHOLM signed an agreement to acquire Edelstahlwerke Buderus AG in Wetzlar (Germany). The closing will take place after the transaction is approved by the EC Commission. Edelstahlwerke Buderus AG can only be consolidated in Group results after the acquisition is consummated.

Once completed, this largest acquisition in the history of Böhler-Uddeholm will not only strengthen the High Performance Metals, Precision Strip and Special Forgings Divisions, but also marks a milestone in the Group's growth strategy. Edelstahlwerke Buderus AG will complement and extend the Böhler-Uddeholm product line, and further expand the Group's position on key core markets. In order to finance this acquisition and to strengthen its capital base to support continuing growth, Böhler-Uddeholm intends to effect a capital increase.

Rising demand in the aircraft industry, which was signalled during the past year, gained considerable momentum during the first quarter of 2005. In addition to the new Airbus A380, the division also received first orders related to the construction of the new Boeing B787. The order intake for forged turbine blades was also higher due to a worldwide increase in the construction of power plants. In addition, the demand for forged marine diesel valves for ship engines and forged components for railways showed good development.

Outlook

The first quarter of 2005 forms a very good basis for the further development of the Group in this business year. The management of Böhler-Uddeholm AG also expects a continuation of this positive trend during the second quarter. At this time, there are no noticeable signs of weakness, either in the Group's core markets or the most important customer industries. The Group intends to continue its efforts to pass on the high cost of raw materials to the market. For the 2005 Business Year, Böhler-Uddeholm confirms its stated goal to increase sales and earnings over the 2004 levels.

The Management Board will recommend that the Annual General Meeting on 10 May 2005 approve a 76% increase in the dividend from 2.50 € to 4.40 € per share. This represents a payout ratio of 41.8% and a dividend yield of 4.7% measured at the stock price at year-end 2004. This confirms Böhler-Uddeholm's commitment to maintain an attractive dividend policy for shareholders.

For additional information contact:
BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications,
Randolf Fochler, Phone: +43 1 798 69 01-707.
The complete report on the First Quarter of 2005 is available on our website at www.bohler-uddeholm.com under "News & Services".

Key figures

in m€	1-3/2004	**1-3/2005**	Change
Net sales	416.4	**579.1**	+39%
EBITDA	50.4	**88.6**	+76%
EBITDA-Margin	*12.1%*	***15.3%***	
EBIT	31.4	**69.3**	+121%
EBIT-Margin	*7.5%*	***12.0%***	
Earnings before tax (EBT)	23.7	**63.2**	+167%
Net income [1]	15.4	**45.5**	+196%
Order intake [2]	353.9	**545.1**	+54%
Order backlog [2]	301.3	**616.6**	+105%
Employees	10,189	**12,022**	+18%

1) This item includes minority interests in accordance with the requirements of IAS 1-Presentation of Financial Statements (revised 2003). Prior period numbers have been restated.
2) At the production companies.

Disclaimer:
Any securities issued in connection with the contemplated capital increase have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Act.

Edelstahlwerke Buderus AG generated sales of 405 m€ in 2004 and employed a workforce of 1,656 as of year-end 2004. Approximately one-third of sales are recorded with bar steel (tool steel and special engineering steel), but hot and cold rolled strip as well as open die forging parts also significantly contribute to the company's revenues. The company's most important market is Europe, where roughly 90% of sales were generated.

Overview of Core Business Areas

The good development of business in the *High Performance Metals Division* also continued throughout the first quarter of 2005, due in large part to the acquisition of Villares Metals, which was not included in the first quarter of 2004. Sales, earnings and order intake rose significantly over the comparable prior year period. The strong increase in order intake was triggered primarily by high demand in the Americas and Asia as well as on a number of key European markets such as Germany, Italy, Scandinavia and Eastern Europe. The division's primary customer branches also showed strong development, with the exception of the electronics sector. This was true above all for the power generation, aircraft, oil field technology, chemical and offshore industries as well as for producers of cutting tools. The automobile industry remained stable at a good level. This trend led to a steady shift in the product mix towards premium segments that include higher alloyed specialty steels as well as re-melted and powder-metallurgy grades. For the most part, the unchanged high cost of scrap and rising prices for alloys were passed on to customers.

During the first quarter of 2005, the *Welding Consumables Division* recorded a further increase in sales, earnings and order intake over the comparable period of 2004. Earnings showed significant improvement due to cost reduction, continued high price levels and a shift in the product mix to higher-value welding materials. This led to an increase in the division's profitability over the comparable prior year period. Demand was strong above all in Europe, South America and Asia, but markets in North America and Africa weakened somewhat. Good demand was reported from the power plant construction industry, LNG tanks and steel plant construction sectors. Solid demand for welding electrodes was also noted in the chemical and petrochemical industries as well as in equipment construction for the sugar industry and mechanical engineering.

The economic recovery in the industries of the *Precision Strip Division's* main customers during the second half of 2004 continued throughout the first three months of 2005. This supported an increase in sales and order intake over the first quarter of 2004. Division earnings and profitability exceeded the good prior year level in spite of higher raw material costs and a continued unfavourable development of the Euro/USD exchange rate. The steady increases in pre-material costs had to be passed on to customers or were offset by rationalization measures. In the individual product segments, rising demand was noted especially for strip steel used in saws by the metal and wood processing industries. Demand for very thin special cold rolled strip for the automotive industry and compressor manufactures developed well. On a regional basis, sales volumes were good above all in Europe and the Americas, but currencies linked to the US-Dollar slowed the development of business in Asia.

In the industries served by the *Special Forgings Division* economic recovery continued and supported substantial improvement in sales and order intake. However, earnings were negatively affected by the repair-related shutdown of the screw press for several weeks and the unfavourable Euro/USD exchange rate. Approximately one-half of division sales were generated in the USA and countries whose currencies are linked to the US-Dollar.

REPORT FOR THE FIRST QUARTER OF 2005

82-[4089]

Operating environment remains favourable

Significant improvement in sales and earnings

Order intake at record level

Acquisition of Edelstahlwerke Buderus AG

BÖHLER UDDEHOLM

materializing visions

JANUARY–MARCH	2005 in m€	2004 in m€	Change
Net sales	579.1	416.4	+39%
EBITDA	88.6	50.4	+76%
EBIT	69.3	31.4	+121%
Earnings before tax (EBT)	63.2	23.7	+167%
Net income[1]	45.5	15.4	+196%
Cash flow before capital changes	64.0	32.1	+99%
Capital expenditure	12.8	12.5	+2%
Order intake[2]	545.1	353.9	+54%
Order backlog[2]	616.6	301.3	+105%
Employees	12,022	10,189	+18%

1) This item includes minority interests in accordance with the requirements of IAS 1-Presentation of Financial Statements (revised 2003). Prior period numbers have been restated.

2) At the production companies

——— The BÖHLER-UDDEHOLM Group followed an all-time record year in 2004 by continuing its growth course during the first quarter of 2005. Sales, earnings and order intake rose significantly over the comparable prior year period. This development was supported by organic growth in a favourable operating environment as well as the acquisition of Villares Metals, since figures of this company were not included in the first quarter of 2004.

The current sound demand for specialty steel and specialty steel products led to a strong increase in order intake from 353.9 m€ in the first quarter of 2004 by 54% to 545.1 m€ for the first three months of 2005. This represents the highest value ever recorded by BÖHLER-UDDEHOLM during a single quarter. Order backlog reached 616.6 m€ as of 31 March 2005 and exceeded the comparable prior year level of 301.3 m€ by 105%.

Sales for the first three months of 2005 rose by 39% to 579.1 m€ from 416.4 m€ during the comparable period in 2004. Earnings before interest and tax (EBIT) totalled 69.3 m€ for the reporting period, representing an increase of 121% over the EBIT for the comparable 2004 period of 31.4 m€. The EBIT margin showed significant improvement with an increase from 7.5% to 12.0%.

Earnings before tax (EBT) rose from 23.7 m€ by 167% to 63.2 m€. The tax rate for the BÖHLER-UDDEHOLM Group equalled 28% for the first three months of 2005, compared to 35% for the first quarter of 2004. Net income for the period totalled 45.5 m€, for an increase of 196% over the value for the comparable 2004 period of 15.4 m€.

ACQUISITION OF EDELSTAHLWERKE BUDERUS AG.

——— During the first quarter of 2005, BÖHLER-UDDEHOLM signed an agreement to acquire Edelstahlwerke Buderus AG in Wetzlar (Germany). The closing will take place after the transaction is approved by the EC Commission. Edelstahlwerke Buderus AG can only be consolidated in Group results after the acquisition is consummated.

Once completed, this largest acquisition in the history of BÖHLER-UDDEHOLM will not only strengthen the High Performance Metals, Precision Strip and Special Forgings Divisions, but also marks a milestone in the Group's growth strategy. Edelstahlwerke Buderus AG will complement and extend the BÖHLER-UDDEHOLM product line, and further expand the Group's position on key core markets. In order to finance this acquisition and to strengthen its capital base to support continuing growth, BÖHLER-UDDEHOLM intends to effect a capital increase.

Edelstahlwerke Buderus AG generated sales of 405 m€ in 2004 and employed a workforce of 1,656 as of year-end 2004. Approximately one-third of sales are recorded with bar steel (tool steel and special engineering steel), but hot and cold rolled strip as well as open die forging parts also significantly contribute to the company's revenues. The company's most important market is Europe, where roughly 90% of sales were generated in 2004.

OVERVIEW OF CORE BUSINESS AREAS.

——— The good development of business in the High Performance Metals Division also continued throughout the first quarter of 2005, due in large part to the acquisition of Villares Metals, which was not included in the first quarter of 2004. Sales, earnings and order intake rose significantly over the comparable prior year period. The strong increase in order intake was triggered primarily by high demand in the Americas and Asia as well as on a number of key European markets such as Germany, Italy, Scandinavia and Eastern

ASSETS

BALANCE SHEET	31/3/2005 in k€	31/12/2004 in k€
A. Non-current assets		
I. Property, plant and equipment	561,428.3	562,831.6
II. Goodwill	32,323.8	32,326.0
III. Other intangible assets	8,792.2	9,140.4
IV. Investments in associates	114.5	114.5
V. Other financial assets	28,346.8	31,750.6
VI. Deferred tax assets	62,367.3	60,247.1
	693,372.9	**696,410.2**
B. Current assets		
I. Inventories	735,874.9	652,410.8
II. Accounts receivable from trade	445,346.6	373,018.9
III. Accounts receivable from affiliated companies	1,337.8	2,659.4
IV. Income tax receivables	568.4	356.1
V. Other receivables	36,716.1	35,389.7
VI. Securities available for sale	758.4	781.3
VII. Cash and cash equivalents	71,052.9	89,676.7
VIII. Prepaid expenses	15,377.8	13,196.9
	1,307,032.9	**1,167,489.8**
Total assets	**2,000,405.8**	**1,863,900.0**

SHAREHOLDERS' EQUITY AND LIABILITIES

BALANCE SHEET	31/3/2005 in k€	31/12/2004 in k€
A. Shareholders' equity		
I. Share capital	79,970.0	79,970.0
II. Capital reserves	264,596.6	264,596.6
III. Treasury shares	(28,205.0)	(27,023.2)
IV. Revenue reserves	393,764.8	328,612.2
V. Minority interest	7,382.6	6,717.5
VI. Retained earnings[1]	37,042.5	46,515.6
	754,551.5	**699,388.7**
B. Non-current liabilities		
I. Interest-bearing debt	367,193.6	374,740.1
II. Deferred tax liabilities	49,043.0	49,743.4
III. Severance and pension provisions	204,821.6	203,885.2
IV. Other long-term provisions	23,839.2	22,942.1
V. Other long-term liabilities	6,436.6	6,371.9
	651,334.0	**657,682.7**
C. Current liabilities		
I. Accounts payable from trade	199,402.0	177,058.9
II. Payments on account	3,289.8	3,192.9
III. Short-term borrowings	132,781.1	107,379.7
IV. Current portion of interest-bearing debt	27,375.7	28,803.6
V. Short-term provisions	102,691.5	96,920.5
VI. Income tax liabilities	28,767.6	18,013.9
VII. Other short-term liabilities	96,190.1	70,475.3
VIII. Prepaid income	4,022.5	4,983.8
	594,520.3	**506,828.6**
Total shareholders' equity and liabilities	**2,000,405.8**	**1,863,900.0**

1) This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 31/3.

CONSOLIDATED INCOME STATEMENT	**1-3/2005** in m€	**1-3/2004** in m€
Net sales	**579.1**	**416.4**
Cost of sales	(390.2)	(279.2)
Gross profit	**188.9**	**137.2**
Other operating income	10.3	6.5
Distribution expense	(78.4)	(73.8)
Administrative expense	(34.1)	(28.5)
Amortization of goodwill	0.0	(1.1)
Other operating expense	(17.4)	(8.9)
Earnings before interest and tax (EBIT)	**69.3**	**31.4**
Income/expense from shares and associated companies	0.0	0.0
Income/expense from securities	0.0	0.2
Interest expense (net)	(6.3)	(7.9)
Other financial result	0.2	0.0
Financial result	**(6.1)**	**(7.7)**
Earnings before tax and extraordinary charges (EBT)	**63.2**	**23.7**
Income tax expense	(17.7)	(8.3)
Net income	**45.5**	**15.4**
Minority interest	(0.3)	(0.5)
Net income after minority interest	**45.2**	**14.9**
Basic earnings per share (in €)	4.3	1.4
Diluted earnings per share (in €)	4.1	1.3
Average number of shares outstanding - basic	10,543,100	10,476,433
Average number of shares outstanding - diluted	11,000,000	11,000,000
Depreciation	19.3	19.0
Currency gains (losses)	(1.2)	(1.3)

CHANGES IN SHAREHOLDERS' EQUITY[1]	**2005** in m€	**2004** in m€
Shareholders' equity as of 1/1	**699.4**	**626.1**
Net income	45.5	15.4
Translation reserve	12.2	8.3
Change in treasury shares	(1.2)	(2.6)
Other	(1.3)	(0.1)
Shareholders' equity as of 31/3	**754.6**	**647.1**

CONSOLIDATED STATEMENT OF CASH FLOWS	**2005** in m€	**2004** in m€
Cash and cash equivalents as of 1/1	**90.5**	**49.6**
Cash flow before capital changes	64.0	32.1
± Change in working capital	(96.4)	(18.8)
Cash flow from operating activities	(32.4)	13.3
Cash flow from investing activities	(14.8)	(74.2)
Cash flow from financing activities	28.5	62.8
Change in cash and cash equivalents	(18.7)	1.9
Cash and cash equivalents as of 31/3	**71.8**	**51.5**

1) This item includes minority interests in accordance with the requirements of IAS 1-Presentation of Financial Statements (revised 2003). Prior period numbers have been restated.

Europe. The division's primary customer branches also showed strong development, with the exception of the electronics sector. This was true above all for the power generation, aircraft, oil field technology, chemical and offshore industries as well as for producers of cutting tools. The automobile industry remained stable at a good level. This trend led to a steady shift in the product mix towards premium segments that include higher alloyed specialty steels as well as remelted and powder-metallurgy grades. For the most part, the unchanged high cost of scrap and rising prices for alloys were passed on to customers.

During the first quarter of 2005, the Welding Consumables Division recorded a further increase in sales, earnings and order intake over the comparable period of 2004. Earnings showed significant improvement due to cost reduction, continued high price levels and a shift in the product mix to higher-value welding materials. This led to an increase in the division's profitability over the comparable prior year period. Demand was strong above all in Europe, South America and Asia, but markets in North America and Africa weakened somewhat. Good demand was reported from the power plant construction industry, LNG tanks and steel plant construction sectors. Solid demand for welding electrodes was also noted in the chemical and petrochemical industries as well as in equipment construction for the sugar industry and mechanical engineering.

The economic recovery in the industries of the Precision Strip Division's main customers during the second half of 2004 continued throughout the first three months of 2005. This supported an increase in sales and order intake over the first quarter of 2004. Division earnings and profitability exceeded the good prior year level in spite of higher raw material costs and a continued unfavourable development of the Euro/USD exchange rate. The steady increases in raw material costs had to be passed on to customers or were offset by rationalization measures. In the individual product segments, rising demand was noted especially for strip steel used in saws by the metal and wood processing industries. Demand for very thin special cold rolled strip for the automotive industry and compressor manufactures developed well. On a regional basis, sales volumes were good above all in Europe and the Americas, but currencies linked to the US-Dollar slowed the development of business in Asia.

In the industries served by the Special Forgings Division economic recovery continued and supported substantial improvement in sales and order intake. However, earnings were negatively affected by the repair-related shutdown of the screw press for several weeks and the unfavourable Euro/USD exchange rate. Approximately one-half of division sales were generated in the USA and countries whose currencies are linked to the US-Dollar. Rising demand in the aircraft industry, which was signalled during the past year, gained considerable momentum during the first quarter of 2005. In addition to the new Airbus A380, the division also received first orders related to the construction of the new Boeing B787. The order intake for forged turbine blades was also higher due to a worldwide increase in the construction of power plants. In addition, the demand for forged marine diesel valves for ship engines and forged components for railways showed good development.

OUTLOOK.

The first quarter of 2005 forms a very good basis for the further development of the Group in this business year. The management of BÖHLER-UDDEHOLM AG also expects a continuation of this positive trend during the second quarter. At this time, there are no noticeable signs of weakness, either in the Group's core markets or the most important customer industries. The Group intends to continue its efforts to pass on the high cost of raw materials to the market. For the 2005 Business Year, BÖHLER-UDDEHOLM confirms its stated goal to increase sales and earnings over the 2004 levels.

The Management Board will recommend that the Annual General Meeting on 10 May 2005 approve a 76% increase in the dividend from 2.50 € to 4.40 € per share. This represents a payout ratio of 41.8% and a dividend yield of 4.7% measured at the stock price at year-end 2004. This confirms BÖHLER-UDDEHOLM's commitment to maintain an attractive dividend policy for shareholders.

Further information:
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications Department
Randolf Fochler

Phone (+43-1) 798 69 01-707
Fax (+43-1) 798 69 01-713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

ADR symbol: BDHHY
Bloomberg: BUD
Bridge: AT;BUD
Dow Jones: R.BUD
ÖTOB symbol: BUD
Reuters: BHLR.VI

SEGMENT OVERVIEW

High Performance Metals	1-3/05	1-3/04	Change
Sales	434.1	289.1	50%
EBIT	54.0	20.9	158%
Order intake	364.8	206.8	76%
Order backlog	393.6	153.9	156%
Welding Consumables			
Sales	78.7	70.4	12%
EBIT	9.1	6.0	52%
Order intake	87.8	75.2	17%
Order backlog	36.5	29.9	22%
Other/Consolidation			
Sales	0.1	0.1	0%
EBIT	(3.2)	(3.0)	(7%)

Precision Strip	1-3/05	1-3/04	Change
Sales	42.7	39.0	9%
EBIT	8.7	6.8	28%
Order intake	44.8	42.8	5%
Order backlog	35.3	30.9	14%
Special Forgings			
Sales	23.5	17.8	32%
EBIT	0.7	0.7	0%
Order intake	47.7	29.1	64%
Order backlog	151.2	86.6	75%
Group			
Sales	579.1	416.4	39%
EBIT	69.3	31.4	121%
Order intake	545.1	353.9	54%
Order backlog	616.6	301.3	105%

STOCK MARKET INDICATORS	1-3/2005 in €	1-3/2004 in €
Low	89.84	54.69
High	114.85	66.25
Price at 31/3	105.26	66.25
Market cap at 31/3 (in m€)	1,157.86	728.75

FINANCIAL CALENDAR 2005

Annual General Meeting	10 May 2005
Ex-Dividend	13 May 2005
Dividend Payment	20 May 2005
Results 1-6/2005	1 September 2005
Results 1-9/2005	8 November 2005

SHARE PRICE PERFORMANCE (10/4/1995-31/3/2005)


1/1/96
1/1/97
1/1/98
1/1/99
1/1/00
1/1/01
1/1/02
1/1/03
1/1/04
1/1/05

BÖHLER-UDDEHOLM AG — Austrian Traded Index (ATX), indexed